Exhibit 99.1

Polyrizon Announces Appointment of VP of Regulatory Affairs and Quality Assurance

Raanana, Israel, Dec. 13, 2024 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development stage biotech company specializing in the development of innovative intranasal hydrogels, announces today the appointment of Asaf Azulay, the Managing Director of Eurofins’ Li-Med team, to its leadership as its VP of Regulatory Affairs and Quality Assurance (RA/QA). This strategic appointment reflects Polyrizon’s ongoing commitment to maintaining the highest industry standards as it advances its pipeline of cutting-edge solutions.

Asaf Azulay brings over 20 years of extensive experience in the medical devices industry, with expertise in leading quality teams and implementing regulatory strategies. His deep understanding of the global regulatory landscape will play a vital role in ensuring Polyrizon’s compliance with international standards and achieving its strategic goals.

As regulations tighten, the role of the RA/QA leader is more crucial than ever. The new role aims to ensure that the Company’s innovation does not hit roadblocks and that patient safety is a key component.

“We are excited to strengthen our team with proven expertise in RA/QA to support Polyrizon’s mission of delivering safe and effective solutions to market,” said Tomer Izraeli, CEO of Polyrizon. “Asaf’s extensive experience and insights will be instrumental in navigating complex regulatory environments and advancing our product portfolio.”

The engagement further positions Polyrizon to navigate the regulatory landscape efficiently, enhancing its ability to bring breakthrough therapies to patients worldwide.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its ongoing commitment to maintaining the highest industry standards as it advances its pipeline of cutting-edge solutions, how the appointment of the QA/RA leader aims to ensure that the Company’s innovation does not hit roadblocks and its mission of delivering safe and effective solutions to market. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-266745), dated October 24, 2024 and filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com